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                                    FORM 6-K

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                              For October 26, 2001

                           Companhia Vale do Rio Doce
             (Exact name of Registrant as specified in its charter)

                        Valley of the Doce River Company
                (Translation of Registrant's name into English)


                         Federative Republic of Brazil
                (Jurisdiction of incorporation or organization)


                          Avenida Graca Aranha, No. 26
                      20005-900 Rio de Janeiro, RJ, Brazil
                    (Address of principal executive offices)



[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

                       FORM 20-F X               FORM 40-F
                                ---                       ---

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]
                       YES                         NO X
                                                     ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

Not applicable
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
                           Companhia Vale do Rio Doce

                               TABLE OF CONTENTS


This Form 6-K contains the following:

                                                                      Sequential
                                                                         Page
                                                                        Number
                                                                    ------------

1.   Press Release, dated October 24, 2001, entitled "CVRD to acquire
     Phelps Dodge's 50% stake in Sossego Project"...........................   3

2.   Summary of the Minutes of the Ordinary Meeting of the Board of
     Directors of CVRD held on October 24, 2001 ............................   5

3.   Press Release, dated October 25, 2001, entitled "Acquisition of the
     Sossego Project confirms CVRD Copper Strategy".........................   6

4.   Press Release, dated October 25, 2001, entitled " US GAAP
     Financial Statements"..................................................   7

5.   Press Release, dated October 25, 2001, entitled "Share Buyback
     Program"...............................................................   8

6.   Press Release, dated October 25, 2001, entitled "Corporate
     Governance and Strategic Guidelines"...................................   9

                                                                         Item 1

NEWS RELEASE

[LOGO]                                       [LOGO]
PHELPS DODGE CORPORATION                                       COMPANHIA
2600 N. Central Avenue,                                        VALE DO RIO DOCE
Phoenix, AZ 85004-3014
(602) 234-8100

Contacts:
---------

Phelps Dodge                                CVRD
------------                                ----
Stanton K. Rideout - Investors              Roberto Castello Branco   castello@cvrd.com.br
(602) 234-8589                              55-21-8144540
Danielle M. Sittu - Media                   Andreia Reis:             andreis@cvrd.com.br
(602) 234-8318                              55-21-3814-4643
                                            Barbara Geluda:           geluda@cvrd.com.br
                                            55-21-3814-4557
                                            Daniela Tinoco:           daniela@cvrd.com.br
                                            55-21-3814-4946


       CVRD TO ACQUIRE PHELPS DODGE'S 50 PERCENT STAKE IN SOSSEGO PROJECT

PHOENIX, October 24, 2001 - Phelps Dodge Corporation and Companhia Vale do Rio Doce (CVRD) today announced they have entered into an agreement in which Phelps Dodge will sell to CVRD, through CVRD's subsidiary Itabira Rio Doce Company Limited (ITACO), its 50 percent stake in the joint-venture company, Mineracao Serra do Sossego S.A., for US$ 42.5 million. The joint venture, in which CVRD currently holds 50 percent ownership, has conducted exploration and feasibility studies for the potential development of the Sossego copper-gold deposit in the Carajas region of Brazil. The transaction is contingent on successful completion of customary closing conditions.

Phelps Dodge and CVRD formed the joint venture in 1998 after initial drilling identified potentially significant copper mineralization in the area. A pre-feasibility study was completed in 2000 with a feasibility study completed in May 2001.

Phelps Dodge Corporation is the world's second largest producer of copper, the world's largest producer of continuous-cast copper rod and molybdenum, and is ranked among the world's largest producers of carbon black and magnet wire. Phelps Dodge has operations and investments in mines and manufacturing facilities in 27 countries.

CVRD is the largest diversified mining company of the Americas, with a market capitalization of approximately US $8 billion. It is the world's largest producer of iron ore. CVRD is one of the global leading producers of manganese and ferro-alloys and it is involved in bauxite, gold, kaolin and potash mining as well as alumina, aluminum and steel production. CVRD is a major transportation player in Brazil, owning and operating several railroads and ports.

--------------------------------------------------------------------------------
This release includes "forward-looking statements" that express expectations of future events or results. All statements based on future expectations rather than on historical facts are forward-looking statements that involve a number of risks and uncertainties, and the company cannot give assurance that such statements will prove to be correct.


                                     # # #

                                                                         Item 2

                       [LOGO]      Companhia
                                   Vale do Rio Doce


SUMMARY OF THE MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS OF COMPANHIA VALE DO RIO DOCE, HELD ON OCTOBER 24, 2001.


On October 24, 2001, an ordinary meeting of the Board of Directors of Companhia Vale do Rio Doce (CVRD) was held, at its headquarters, Avenida Graca Aranha, 26, 19th floor, Rio de Janeiro, Brazil, with the presence of its Members. Mr. Luiz Tarquinio Sardinha Ferro - President, Erik Persson - Member, Jose Marques de Lima - Member, Romeu do Nascimento Teixeira - Member, Renato da Cruz Gomes - Member, Otto de Souza Marques Junior - Member, Eleazar de Carvalho Filho - Member, Joao Moises de Oliveira - Member and Fabio de Oliveira Barbosa - Member, being deliberated the following subject: "SHARES BUYBACK PROGRAM". The Board of Directors, authorized the Company to acquire its outstanding shares for its treasury according to the following conditions: (i) Quantity: legal limit of 13,692,872 preferred class "A" shares and 5,027,429 common shares;
(ii) Share buyback will take place at the Sao Paulo Stock Exchange during the buyback period; (iii) Share buyback will be performed through the following brokerage houses: Liberal S.A. Corretora de Cambio e Valores Mobiliarios, Rua do Carmo, 7, 8th floor, Rio de Janeiro, RJ and Bradesco S.A. CTVM, Av. Ipiranga, 282, 11th floor, Sao Paulo, SP; (iv) The buyback period will last until three months after October 24, 2001.

I certify that this is a true copy of the Minutes of the Meeting of the Board of Directors of CVRD.


                       Rio de Janeiro, October 24, 2001.

                           Paulo F. de Almeida Lopes
                                   Secretary

                                                                         Item 3

[LOGO]   Companhia                                                Press Release
         Vale do Rio Doce

                  Acquisition of the Sossego Project Confirms
                              CVRD Copper Strategy

Rio de Janeiro, October 25, 2001 - The Sossego project, which control was acquired yesterday by Companhia Vale do Rio Doce (CVRD), has an estimated 313 million tons in copper ore reserves, with a 1.02% copper content and 0.3 grams of gold per ton. This open-pit mining project - among the most competitive in the global copper mining industry - has an estimated capex cost of nearly US$ 2,800 per ton of annual production capacity and estimated cash production cost of approximately US$ 0.32 per pound of copper concentrate.

The Sossego project is expected to start copper and gold production by mid-2004, with an annual capacity of 140,000 tons of high-grade copper concentrate and 3 tons of gold.

Sossego will be CVRD's first copper project to begin production in Carajas, in the north of Brazil, where CVRD has four other copper projects - 118, Cristalino, Alemao and Salobo - all of which are in various stages of development and slated to start production between late 2004 and 2007. In addition, CVRD is prospecting 200 anomalies that have been identified by Company geologists and that are likely to contain copper deposits.

Copper mining investments are an integral part of CVRD's strategy being a profitable growth opportunity. CVRD's mine production in Carajas will help modify Brazil's trade position, from a copper importer - US$ 310 million in 2000 - to a net exporter. It will position CVRD as one of the leading global producers.


--------------------------------------------------------------------------------

                                       For further information, please contact:
                 Roberto Castello Branco: castello@cvrd.com.br +55-21-3814-4540
                                          --------------------
                             Andreia Reis: andreis@cvrd.com.br +55-21-3814-4643
                                           -------------------
                           Barbara Geluda:  geluda@cvrd.com.br +55-21-3814-4557
                                            ------------------
                           Daniela Tinoco: daniela@cvrd.com.br +55-21-3814-4946
                                           -------------------

This release includes "forward-looking statements" that express expectations of future events or results. All statements based on future expectations rather than on historical facts are forward-looking statements that involve a number of risks and uncertainties, and the company cannot give assurance that such statements will prove to be correct.

                                                                         Item 4

[LOGO]   Companhia                                                Press Release
         Vale do Rio Doce

                          US GAAP Financial Statements

Rio de Janeiro, October 25, 2001 - Companhia Vale do Rio Doce (CVRD) filed its US GAAP (General Accepted Accounting Principles) first half 2001 financial statements with the US Securities and Exchange Commission (SEC) and the Brazilian Securities Commission (CVM). These financial statements are available on CVRD's website:

http://www.cvrd.com.br/ing/infofin/e_infofin.htm



--------------------------------------------------------------------------------

                                       For further information, please contact:
                 Roberto Castello Branco: castello@cvrd.com.br +55-21-3814-4540
                                          --------------------
                             Andreia Reis: andreis@cvrd.com.br +55-21-3814-4643
                                           -------------------
                           Barbara Geluda:  geluda@cvrd.com.br +55-21-3814-4557
                                            ------------------
                           Daniela Tinoco: daniela@cvrd.com.br +55-21-3814-4946
                                           -------------------



This release includes "forward-looking statements" that express expectations of future events or results. All statements based on future expectations rather than on historical facts are forward-looking statements that involve a number of risks and uncertainties, and the company cannot give assurance that such statements will prove to be correct.

                                                                         Item 5

[LOGO]   Companhia                                                Press Release
         Vale do Rio Doce

                             Share Buyback Program

Rio de Janeiro, October 25, 2001 - The Board of Directors of Companhia Vale do Rio Doce (CVRD) authorized yesterday a share buyback program, according to the following conditions: (a) it will be limited to 5,027,429 common shares and 13,692,872 class "A" preferred shares; (b) the Company will buy the shares at the Sao Paulo Stock Exchange (BOVESPA); (c) the acquisition of these shares will be made through the following brokerage houses: Liberal S.A. Corretora de Cambio e Valores Mobiliarios, Rua do Carmo, 7, 8th floor, Rio de Janeiro, RJ and Bradesco S.A. CTVM, Av. Ipiranga, 282, 11th floor, Sao Paulo, SP; (d) the share buyback program will be effective up to three months after October 24, 2001.

The decision of the CVRD's Board of Directors is based on article 30 of Law 6,404/76 and CVM Instructions number 10, of 02/14/80, and number 268, of 11/13/97.


--------------------------------------------------------------------------------

                                       For further information, please contact:
                 Roberto Castello Branco: castello@cvrd.com.br +55-21-3814-4540
                                          --------------------
                             Andreia Reis: andreis@cvrd.com.br +55-21-3814-4643
                                           -------------------
                           Barbara Geluda:  geluda@cvrd.com.br +55-21-3814-4557
                                            ------------------
                           Daniela Tinoco: daniela@cvrd.com.br +55-21-3814-4946
                                           -------------------

This release includes "forward-looking statements" that express expectations of future events or results. All statements based on future expectations rather than on historical facts are forward-looking statements that involve a number of risks and uncertainties, and the company cannot give assurance that such statements will prove to be correct.

                                                                         Item 6

[LOGO]   Companhia                                                Press Release
         Vale do Rio Doce
-------------------------------------------------------------------------------

              CVRD: Corporate Governance and Strategic Guidelines



Rio de Janeiro, October 25, 2001 - The Board of Directors of Companhia Vale do Rio Doce (CVRD) approved a new corporate governance model and strategic guidelines to develop the Company's businesses.


o The new governance model clearly defines the roles and responsibilities of the Board of Directors and the Executive Board in the formulation of strategies and the running of the Company's businesses. The Board of Directors shall essentially focus on the analysis and discussion of the central questions related to the Company's future, without getting involved in operational matters, and ensuring that the Executive Board has more autonomy to act.

o The established strategic guidelines define the Company's action focus on the areas of mining, logistics and energy. They translate the aspiration to make CVRD a company with market value and total shareholder return at par with its main peers.

o The Executive Board, led by CEO Roger Agnelli, should focus its efforts on the challenge of devising action plans aligned to the strategic guidelines defined by the Board of Directors, so that targeted objectives can be achieved.

o CVRD's management model will drive the Company towards the objective of value creation. The Company's organizational structure and senior management are already defined and other key elements are under development to revise the main corporate processes and incentives.



[LOGO]          THE NEW CORPORATE GOVERNANCE MODEL

CVRD's new governance model is built on the principles of transparency and stability needed to position CVRD on a clear growth and value creation path.

o It shall be the responsibility of the Board of Directors to define general company policies and guidelines, to evaluate the plans and projects submitted by the Executive Board, and to make sure that results are achieved. Company by-laws are being revised in order to define new autonomy levels and areas of responsibility meeting this orientation.

o To support the Board of Directors activities there will be five advisory committees: strategic, financial, governance and ethic, executive development, and auditing. The committees will be discussion forums where the visions of its members shall be examined. This shall help achieve greater maturity and alignment of the ideas presented to the Board of Directors, thus helping streamline the decision-making processes and improving decision making quality.

o The composition of each committee was established to ensure such principles as member competency, transparency, representativeness and independence. According to the nature of each committee, each will be made up of CVRD Board of Directors members, CVRD executives, as well as outside professionals without links to shareholders, who have a proven track record and knowledge in the specific areas of the Company's businesses shall participate in the committees.

o Key among the committees to be implemented is the Strategic Committee, which will conduct discussions related to the formulation of the Company's corporate strategy according to the growth and value creation goals and to the strategic guidelines and risk boundaries defined by the Board of Directors. The Strategic Committee shall be composed by the CEO, the Executive Director of Planning and Control and selected outside professionals. The Strategic Committee shall be led by the CEO.

The presence of outside members and the non-representation of CVRD Board of Directors members in this committee illustrate the willingness to adhere to transparency and stability principles.


[LOGO]          STRATEGIC GUIDELINES

The strategic guidelines approved by CVRD's Board of Directors are designed to guide the efforts of the Executive Board in the search, development and implementation of projects contributing to growth and value creation goals and bringing the Company to profitability and market valuation levels comparable to the CVRD main peers.

o Given the consolidation of the iron ore mining industry, CVRD should look to capture value through strategic positioning processes, favoring the strengthening of customer relations by vertically integrating in the value chain, deepening market penetration and diversifying the supply of products and services to the steel industry.

o CVRD should increase its participation throughout the aluminum value chain by expanding its bauxite and aluminum production capacities to meet the increasing global demand. At the same time, it should look to develop medium and long term strategic partnerships to place the Company's alumina output in the global market.

o In the copper business, CVRD should develop and exploit mining projects. It should look to develop medium and long term business partnerships with independent smelters to place the Company's future production of copper concentrate. Furthermore, CVRD must develop risk management mechanisms to hedge against copper price volatility and keep researching and prospecting new areas targeting reserve replenishment and expansion.

o The logistics area should represent one of the most significant opportunities for the Company to create value. To that effect, CVRD should increase the efficiency of its services and to capture value by managing services with greater added value. CVRD should further develop its abilities to act as a provider of integrated logistic solutions in the medium term.

o Energy generation should become a new business area in charge of managing existing assets and new investments focused on the activities of wholesale management and marketing. CVRD has some of the core competencies to thrive in the electricity business, such a succesful track record in managing large projects and dealing with environmental protection issues. At the same time, there is significant growth potential in the Brazilian market.

From the definition of these guidelines it is expected that each business area should act with the methodological support from the Planning and Control area in prioritizing existing projects and developing new projects, all of which will be integrated into a corporate strategic plan.


[LOGO]  THE MANAGEMENT MODEL

To ensure the integration and to coordinate the action of the various business areas, a new management model is under development to redesign the way business is conducted at CVRD, oriented towards growth and creation of shareholder value. The new management model should deal with the elements of corporate strategy, organizational structure, processes and management systems, personel management and incentives in an integrated approach.

A key element in the new model is the new structure of the Executive Board, which clearly defines the role played by the business and corporate areas. The business areas are responsible for development and business results within their sphere of action, while the corporate functions will focus on capturing synergies between areas by applying consistent practices for business planning, management and control.

Key changes in the configuration of the Executive Board include:

o The strengthening of corporate functions with a restructuring of the Corporate Center and the resulting creation of three new Executive
       Boards: Planning and Control, Finance, Human Resources and Corporate Services.

o The configuration of the logistics area as a business area, separated from the Ferrous Minerals Executive Board, and the appointment of two new executive directors responsible for each one.

o The separation of the Non-Ferrous Metals area from Holdings into two executive boards and their reorientation under a business development approach. Aside from aluminum, the businesses initially assigned under the responsibility of this area should be prepared to foster new growth opportunities for the Company. These businesses would then become new executive boards, integrating with existing businesses if synergic, or they would be disinvested. Two new executive officers are being appointed for the Holdings and New Business Executive Directorship and Non-Ferrous Metals Executive Directorship.

The executives integrating the Company's new senior management team were selected by the CEO and confirmed by CVRD's Board of Directors. Overall, the new team brings proven experience, expertise and a renewed willingness to face the challenges raised by this new phase in CVRD's history.

The new management model's operational details are under development and should be widely discussed by the members of CVRD's new leadership team so that the model can be implemented as soon as possible. New value metrics should also be implemented to support the strategic planning process, so that the corporation's objectively-quantified goals and performance can be communicated to the market in a clear, transparent, dynamic and consistent way at each budgetary cycle.


[LOGO]  EXECUTIVE BOARD

Roger Agnelli - Chief Executive Officer of CVRD since July 2001. An economist, he was previously Chairman of the Board of Directors of CVRD, Director President of Bradespar S.A., Executive Director of Banco Bradesco and a Board of Directors member of several companies, like Companhia Paulista de Forca e Luz, Companhia Siderurgica Nacional, VBC Energia S.A. and Brasmotor S.A.

Antonio Miguel Marques - Executive Director of Businesses Development and Holdings. A mining engineer, he was previously Superintendent Director of Alcoa Mineracao, Superintendent Director of Paraibuna de Metais, Superintendent Director of Companhia Mineira de Metais and Superintendent Director of Votorantim Metais.

Armando Santos - Executive Director of Ferrous Minerals. A civil engineer, he has been with CVRD for 31 years, where he has assumed various roles such as Executive Director of the Ferrous Division, Sales Director and, most recently, President of Rio Doce America.

Carla Grasso - Executive Director of Human Resources and Corporate Services. An economist, since 1997 she has been responsible for the Directorship of CVRD's human resources, administration and information technology departments. Previously she occupied the post of Secretary of Complementary Security for the Brazilian Ministry of Social Security.

Diego Hernandez - Executive Director of Non-Ferrous Metals. A mining engineer, he was formerly President of Compania Mineradora Dona Ines de Collahuasi, in Chile.

Gabriel Stoliar - Executive Director of Planning and Control. A production engineer, he has been responsible since 1997 for the Executive Directorship of CVRD's Corporate Center and Investor Relations, having been formerly a Director of BNDESPAR.

Guilherme Laager - Executive Director of Logistics. A civil engineer, he was formerly Logistics and Supply Director for AMBEV.

The appointment of the Executive Director of Finance is due to be announced shortly. Temporarily, Gabriel Stoliar will be responsible for Finance.


--------------------------------------------------------------------------------

                                       For further information, please contact:
                 Roberto Castello Branco: castello@cvrd.com.br +55-21-3814-4540
                                          --------------------
                             Andreia Reis: andreis@cvrd.com.br +55-21-3814-4643
                                           -------------------
                           Barbara Geluda:  geluda@cvrd.com.br +55-21-3814-4557
                                            ------------------
                           Daniela Tinoco: daniela@cvrd.com.br +55-21-3814-4946
                                           -------------------


This release includes "forward-looking statements" that express expectations of future events or results. All statements based on future expectations rather than on historical facts are forward-looking statements that involve a number of risks and uncertainties, and the company cannot give assurance that such statements will prove to be correct.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         COMPANHIA VALE DO RIO DOCE

                                         By:  /s/ Eduardo de Carvalho Duarte
                                             -------------------------------
                                         Name: Eduardo de Carvalho Duarte
                                         Title:   Chief Accountant


Dated: October 26, 2001